Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.
March 28, 2024
Dear Stockholder:

We have sent this letter to you to announce a repurchase offer (the “Offer”) by Prospect Floating Rate and Alternative Income Fund, Inc. (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s Class A common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net asset value per Share ("NAV per Share") as of April 30, 2024. The NAV as of January 31, 2024, was $4.82 per Share, but the NAV per Share as of April 30, 2024 may be higher or lower than such amount. The Offer period will begin on March 28, 2024 and end at 4:00 P.M., Eastern Time, on April 29, 2024. Subject to the limitations contained in the Offer to Purchase, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about May 8, 2024.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE COMPANY’S NET ASSET VALUE PER SHARE AS OF APRIL 30, 2024, PLEASE DISREGARD THIS NOTICE.
The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the NAV per Share as of April 30, 2024, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated March 28, 2024 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which together, as they may be amended and supplemented from time to time, constitute the "Offer") and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the Share Repurchase Package carefully as it contains important information about the Offer. Requests for the Share Repurchase Package may be directed to the Company as follows.

Our website:	www.pfloat.com
Our phone number:	(212) 448-0702
Our mailing address:	Prospect Floating Rate and Alternative Income Fund, Inc. c/o Phoenix American Financial Services, Inc. 125 E. Sir Francis Drake Blvd. Suite 301 Larkspur, CA 94939

Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated March 28, 2024, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance or offers to sell Shares would not be in compliance with the laws of that jurisdiction.

If you would like to tender a portion or all of your Shares for repurchase at the NAV per Share as of April 30, 2024, please complete the Letter of Transmittal included with the Share Repurchase Package and return it to the Company at the address below. Please see the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is

Exhibit 99(a)(1)(C)

only offering to repurchase up to the number of Shares that the Company can repurchase with the cash that has been retained by the Company during the quarter ended December 31, 2023 as a result of issuing shares through its distribution reinvestment plan (the “DRIP”) to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash.

All requests to tender Shares must be received in good order by the Company, at the address below, by 4:00 P.M., Eastern Time, on April 29, 2024.

For delivery by regular mail, registered, certified or express mail, by overnight courier or by personal delivery:

Prospect Floating Rate and Alternative Income Fund, Inc. c/o Phoenix American Financial Services, Inc. 125 E. Sir Francis Drake Blvd. Suite 301 Larkspur, CA 94939
If you have any questions, please call your financial advisor or call the Company at (212) 448-0702.
Sincerely,
M. Grier Eliasek
President and Chief Executive Officer
Prospect Floating Rate and Alternative Income Fund, Inc.